UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ELOXX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Title of Class of Securities)

29014R103

(CUSIP Number)

Asaf Shinar Pontifax 14 Shenkar Street Herzliya Pituach 46140, Israel 972-9-9725617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29014R103	13D

SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Management III G.P. (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Ultimate general partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,188,186
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,188,186

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 7,188,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.04%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P.

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax Management Fund III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – General partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,188,186
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,188,186

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 7,188,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.04%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P.

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (Cayman) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,287,937
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,287,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (Israel) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,900,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,900,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,249
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax Management 4 G.P. (2015) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Ultimate general partner of the IV Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,885

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 1,588,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 381,518 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 783,664 shares of Common Stock held by Pontifax (Israel) IV, L.P. and (iii) 423,703 shares of Common Stock held by Pontifax (China) IV L.P.

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax IV GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – General partner of the IV Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,885

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 1,588,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%
14	TYPE OF REPORTING PERSON PN

1 Includes (i) 381,518 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 783,664 shares of Common Stock held by Pontifax (Israel) IV, L.P. and (iii) 423,703 shares of Common Stock held by Pontifax (China) IV L.P.

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (Cayman) IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 381,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 381,518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (Israel) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 783,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 783,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,664
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (China) IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 423,703
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 423,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,703
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

The name of the issuer is Eloxx Pharmaceuticals, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 950 Winter Street, Waltham, MA 02451. This statement relates to the Issuer’s class of common stock, $0.01 par value per share (“Common Stock”).

Item 2.	Identity and Background.

This statement is being filed on behalf of (1) Pontifax Management III G.P. (2011) (“Management III”), (2) Pontifax Management Fund III L.P. (“Pontifax III”), (3) Pontifax (Cayman) III, L.P. (“Cayman III”), (4) Pontifax (Israel) III, L.P., (“Israel III”) (together with Cayman III, the “III Funds”), (5) Pontifax Management 4 G.P. (2015) Ltd. (“Management 4”), (6) Pontifax IV GP L.P. (“Pontifax IV”), (7) Pontifax (Cayman) IV L.P. (“Cayman IV”), (8) Pontifax (Israel) IV, L.P. (“Israel IV”), and (9) Pontifax (China) IV L.P. (“China IV”) (together with Cayman IV and Israel IV, the “IV Funds”) (together with Management III, Pontifax III, the III Funds, Management 4 and Pontifax IV, the “Reporting Persons”).

Each of Management III, Pontifax III, Israel III, Management 4 and Pontifax IV are organized under the laws of Israel. Each of Cayman III, Cayman IV and China IV are organized under the laws of the Cayman Islands. The business address of each of the Reporting Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel.

The Reporting Persons are principally engaged in the business of long-term, venture-type investments in high growth pharmaceutical, biotechnological and medical device companies.

The managing partners of Management III and Management 4 are Tomer Kariv and Ran Nussbaum (together, the “Related Persons”). Messrs. Kariv and Nussbaum are citizens of Israel. The business address of each of the Related Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel. The current principal occupation of each of the Related Persons is Managing Partner of Pontifax.

 During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 26, 2013, Cayman III and Israel III entered into a share purchase agreement (the “2013 SPA”) with Eloxx Pharmaceuticals Ltd., a privately held Israeli company (Eloxx Ltd.”) to purchase Series A Preferred Shares. On October 30, 2014, Cayman III and Israel III entered into a share purchase agreement (the “2014 SPA”) with Eloxx Ltd. to purchase Series B-1 shares. On July 16, 2015, Cayman III and Israel III entered into a share purchase agreement (the “2015 SPA”) to purchase addition Series B-1 Shares. On February 29, 2016, Cayman III and Israel III entered into a share purchase agreement (the “2016 SPA”) with Eloxx Ltd. to purchase a third tranche of Series B-1 shares. In addition, on January 26, 2017, Cayman III and Israel III entered into a convertible loan agreement (the “2017 Loan Agreement”) with Eloxx Ltd., which. On May 22, 2017, as amended on May 24, 2017 and May 28, 2017, Cayman IV, Israel IV and China IV entered into a share purchase agreement (the “2017 SPA”) with Eloxx Ltd. to purchase Series C Preferred Shares. On May 31, 2017, Cayman IV, Israel IV and China IV entered into a subscription agreement (the “2017 Subscription Agreement”) with the Issuer. The source of funds for each of the 2013 SPA, the 2014 SPA, the 2015 SPA, the 2016 SPA, the 2017 Loan Agreement, the 2017 SPA and the 2017 Subscription Agreement (collectively, the “Pontifax Agreements”), was the working capital of the III Funds and the IV Funds, as applicable. The summary of the Pontifax Agreements contained in this Item 3 is qualified in its entirety by reference to the Pontifax Agreements, which are filed as exhibits hereto and incorporated by reference herein.

On December 19, 2017, the Issuer acquired Eloxx Ltd. through a reverse merger of Eloxx Ltd. with and into the Issuer’s wholly-owned subsidiary, Sevion Sub Ltd., with Eloxx Ltd. surviving the reverse merger as the Issuer’s wholly-owned subsidiary (the “Merger”). In connection with the Merger, the Funds and other former shareholders of Eloxx Ltd. acquired shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

Lock-Up Agreement

On June 11, 2017, each of the III Funds and the IV Funds entered into letter agreements with the Issuer (the “Lock-Up Agreements”) pursuant to which each of the III Funds and the IV Funds agreed, without the prior written consent of the Issuer and subject to limited exceptions, not to sell or transfer any shares of Common Stock, or securities convertible into or exercisable or exchangeable for Common Stock, for a period of 12 months after December 19, 2017.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this 13D and is incorporated herein by reference.

General

The Reporting Persons acquired beneficial ownership of the Common Stock referred to in Item 5 for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Persons or their designee to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Pontifax Management III G.P. (2011) Ltd.	7,188,186	[1]	26.04%[1]	0	7,188,186	0	7,188,186
Pontifax Management Fund III L.P	7,188,186	[1]	26.04%[1]	0	7,188,186	0	7,188,186
Pontifax (Cayman) III, L.P.	2,287,937		8.29%	0	2,287,937	0	2,287,937
Pontifax (Israel) III, L.P.	4,900,249		17.75%	0	4,900,249	0	4,900,249
Pontifax Management 4 G.P. (2015) Ltd.	1,588,885	[2]	5.75%[2]	0	1,588,885	0	1,588,885
Pontifax IV GP L.P.	1,588,885	[2]	5.75%[2]	0	1,588,885	0	1,588,885
Pontifax (Cayman) IV L.P.	381,518		1.38%	0	381,518	0	381,518
Pontifax (Israel) IV, L.P.	783,664		2.84%	0	783,664	0	783,664
Pontifax (China) IV L.P.	423,703		1.53%	0	423,703	0	423,703

1 Includes (i) 2,287,937 shares of Common Stock held by Pontifax (Cayman) III, L.P. and (ii) 4,900,249 shares of Common Stock held by Pontifax (Israel) III, L.P. Management III and Pontifax III each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except to the extent of its pecuniary interest therein.

2 Includes (i) 381,518 shares of Common Stock held by Pontifax (Cayman) IV L.P., (ii) 783,664 shares of Common Stock held by Pontifax (Israel) IV, L.P. and (iii) 423,703 shares of Common Stock held by Pontifax (China) IV L.P. Management 4 and Pontifax IV each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except to the extent of its pecuniary interest therein.

Cayman III is the holder of record of 2,287,937 shares of Common Stock. Israel III is the holder of 4,900,249 shares of Common Stock. Cayman IV is the holder of record of 381,518 shares of Common Stock. Israel IV is the record holder of 783,664 shares of Common Stock. China IV is the holder of record of 423,703 shares of Common Stock. Management III is the general partner of Cayman III and Israel III and Management 4 is the general partner of Cayman IV, Israel IV and China IV. Ran Nussbaum and Tomer Kariv are the managing partners of each of Management III and Management 4. As such, each of Pontifax III, Management III, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the III Funds and each of Pontifax IV, Management IV, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the IV Funds.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except for the acquisition of the shares of Common Stock in the Merger, none of the Reporting Persons or Related Persons has effected any transactions in the Common Shares during the past 60 days.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Cayman III is party to the 2013 SPA, the 2014 SPA, the 2015 SPA, the 2016 SPA and the 2017 Loan Agreement referenced in Item 3 above.

Israel III is party to the 2013 SPA, the 2014 SPA, the 2015 SPA, the 2016 SPA and the 2017 Loan Agreement referenced in Item 3 above.

Cayman IV is party to the 2017 SPA and the 2017 Subscription Agreement referenced in Item 3 above.

Israel IV is party to the 2017 SPA and the 2017 Subscription Agreement referenced in Item 3 above.

China IV is party to the 2017 SPA and the 2017 Subscription Agreement referenced in Item 3 above.

Additionally, Item 4 above summarizes certain provisions of the Lock-Up Agreements and is incorporated herein by reference. A copy of the Lock-Up Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

 EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.
2.	Limited Power of Attorney of Pontifax Management III G.P. (2011) Ltd. executed in favor of Gregory Weaver (previously filed).
3.	Limited Power of Attorney of Pontifax Management Fund III L.P. executed in favor of Gregory Weaver (previously filed).
4.	Limited Power of Attorney of Pontifax (Cayman) III, L.P. executed in favor of Gregory Weaver (previously filed).
5.	Limited Power of Attorney of Pontifax (Israel) III, L.P. executed in favor of Gregory Weaver (previously filed).
6.	Limited Power of Attorney of Pontifax Management 4 G.P. (2015) Ltd. executed in favor of Gregory Weaver (previously filed).
7.	Limited Power of Attorney of Pontifax IV GP L.P. executed in favor of Gregory Weaver (previously filed).
8.	Limited Power of Attorney of Pontifax (Cayman) IV L.P. executed in favor of Gregory Weaver (previously filed).
9.	Limited Power of Attorney of Pontifax (Israel) IV, L.P. executed in favor of Gregory Weaver (previously filed).
10.	Limited Power of Attorney of Pontifax (China) IV L.P. executed in favor of Gregory Weaver (previously filed).
11.	Share Purchase Agreement dated November 26, 2013, between Eloxx Pharmaceuticals Ltd. and certain Reporting Persons (including Pontifax (Cayman) III, L.P. and Pontifax (Israel) III, L.P.).
12.	Share Purchase Agreement dated October 30, 2014, between Eloxx Pharmaceuticals Ltd. and certain Reporting Persons (including Pontifax (Cayman) III, L.P., and Pontifax (Israel) III, L.P.)
13.	Share Purchase Agreement dated July 16, 2015, between Eloxx Pharmaceuticals Ltd. and certain Reporting Persons (including Pontifax (Cayman) III, L.P., and Pontifax (Israel) III, L.P.).
14.	Share Purchase Agreement dated February 29, 2016, between Eloxx Pharmaceuticals Ltd. and certain Reporting Persons (including Pontifax (Cayman) III, L.P., and Pontifax (Israel) III, L.P.).
15.	Convertible Loan Agreement dated January 26, 2017, between Eloxx Pharmaceuticals Ltd. and certain Reporting Persons (including Pontifax (Cayman) III, L.P., and Pontifax (Israel) III, L.P.).
16.	Share Purchase Agreement dated May 22, 2017, as amended on May 24, 3017 and May 28, 2017, between Eloxx Pharmaceuticals Ltd. and certain Reporting Persons (including Pontifax (Cayman) IV L.P, Pontifax (Israel) IV, L.P. and Pontifax (China) IV L.P.).
17.	Form of Subscription Agreement dated May 31, 2017 between Eloxx Pharmaceuticals, Inc. (f/k/a Sevion Therapeutics, Inc.) and certain Reporting Persons (including Pontifax (Cayman) III, L.P., Pontifax (Israel) III, L.P., Pontifax (Cayman) IV L.P., Pontifax (Israel) IV, L.P. and Pontifax (China) IV L.P.).
18.	Form of Lock-Up Agreement dated November 6, 2017, between Eloxx Pharmaceuticals, Inc. (f/k/a Sevion Therapeutics, Inc.) and the certain Reporting Persons (including Pontifax (Cayman) III, L.P., Pontifax (Israel) III, L.P., Pontifax (Cayman) IV L.P., Pontifax (Israel) IV, L.P. and Pontifax (China) IV L.P.).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

Pontifax Management III G.P. (2011) Ltd.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

PONTIFAX MANAGEMENT FUND III L.P.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

PONTIFAX (CAYMAN) III, L.P.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

PONTIFAX (ISRAEL) III, L.P.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

Pontifax Management 4 G.P. (2015) Ltd.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

PONTIFAX IV GP L.P.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

PONTIFAX (CAYMAN) IV L.P.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

PONTIFAX (ISRAEL) IV, L.P.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact

PONTIFAX (CHINA) IV L.P.

By:	/s/ Gregory Weaver
Name:	Gregory Weaver
Title:	Attorney in Fact